                                                                     EXHIBIT 2.1

                             ACQUISITION AGREEMENT

     This Agreement, entered into on this 17 day of October, 1997, by and between Halo Holdings of Nevada, a Nevada corporation (hereinafter referred to as "Halo Nevada"), and Tom Keesee ("Keesee") and Larry Kerschenbaum ("Kerschenbaum"), as the sole shareholders of Gravity Pilot Air, Inc., a Delaware corporation (hereinafter referred to as "Gravity"), and Halo Holdings, Inc., a Delaware corporation (hereinafter referred to as "Halo Delaware").

     WHEREAS, in the interest of better serving the business interests of Gravity and Halo Delaware, Halo Nevada has been formed, and

     WHEREAS, the purpose of this Acquisition Agreement is for the eventual transfer of all of the business and operations of Gravity and Halo Delaware into Halo Nevada.

     NOW THEREFORE, the parties hereto agree as follows:

     1. Within ninety (90) days of the date of this Agreement, Halo Delaware agrees to transfer all of its assets to Halo Nevada.

     2. Within ninety (90) days of the date of this Agreement, Keesee and Kerschenbaum, the sole shareholders of Gravity, shall exchange all of the existing shares of common stock of Gravity for 300,000 shares of convertible preferred stock of Halo Nevada (hereinafter referred to as "Preferred Shares"). The conversion feature of the Preferred Shares shall not be exercisable until the common stock price reaches $5.00 per share bid price on a public market. The conversion ration of the Preferred Shares shall be one Preferred share per share of common stock of Halo Nevada.

     3. Halo Nevada agrees to assume any and all liabilities of Halo Delaware and Gravity respectively upon the completion of the exchange and transfer as provided herein.

     4. Halo Delaware and Gravity hereby expressly agree not to transfer or otherwise dispose of any significant assets of the respective corporations until this transaction is complete without the express written consent of Halo Nevada and their lender, Elliott Broidy.

     5. Halo and Gravity jointly and severally agree to assume all of the debts of Halo Nevada if the transaction that is the subject of this Agreement is not consummated within ninety (90) days of the date of this Agreement.

     IN WITNESS WHEREOF, the parties hereto set their hands this 17 day of October, 1997.

Halo Holdings, Inc.                     Halo Holdings of Nevada, Inc.


By:  /s/ THOMAS KEESEE                  By: /s/ THOMAS KEESEE
     -------------------------              ------------------------
     Thomas Keesee, President               Thomas Keesee, President



Gravity Pilot Air, Inc.

By:  /s/ THOMAS KEESEE                      /s/ THOMAS KEESEE
     -------------------------              ------------------------
     Thomas Keesee, President               Thomas Keesee


                                            /s/ LARRY KERSCHENBAUM
                                            ------------------------
                                            Larry KERSCHENBAUM